[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 27, 2012

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	CVR Energy, Inc.

Amended Schedule 14D-9 filed March 19, 2012

SEC File No. 005-83522

Response to Comment Letter dated March 13, 2012

Re:    Soliciting Materials filed pursuant to Rule 14a-12 filed on March 9, 2012

Filed March 19, 2012

File No. 001-33492

Dear Mr. Duchovny:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 22, 2012 (the “SEC Comment Letter”) regarding the above referenced Amendment to CVR Energy, Inc.’s (the “Company”) Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and the Response to Comment Letter dated March 13, 2012 re: Soliciting Materials filed pursuant to Rule 14a-12 filed on March 9, 2012 filed on March 19, 2012 (the “Response Letter”).

We have responded to each of the Staff’s comments below. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Amended Schedule 14D-9

1.	Staff’s Comment: We note that in the press release filed as exhibit (a)(7) you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 27, 2012

Response: The Company acknowledges the Staff’s comment and confirms that it will avoid making references to the Private Securities Litigation Reform Act of 1995 in future communications made in connection with the tender offer.

2.	Staff’s Comment: We also note the disclaimer that you disclaim any intention or obligation to update or revise forward-looking statements to reflect, among other things, new information, future events or otherwise. This disclosure is inconsistent with your obligation under Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future communications and filings in connection with the tender offer.

Response: The Company acknowledges the Staff’s comment and confirms that it will avoid making such statements in future communications and filings in connection with the tender offer.

Soliciting Materials filed March 9, 2012

3.	Staff’s Comment: We reissue comment 2 from our March 13, 2012 comment letter as it related to the statement that your board and management “are far more capable of guiding the Company through a sale process that the Icahn Group’s nominees...” Characterizing the disclosure as your belief is not equivalent to providing the support we requested in our prior comment for your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and is of the view that the statement in the Schedule 14D-9 that the Company’s board and management “are far more capable of guiding the Company through a sale process than the Icahn Group’s nominees…”, while noted to be the belief of the Board, is also amply supported by disclosure included in the Schedule 14D-9 and elsewhere. In particular, the Company notes the disclosure on page 30 of the Schedule 14D-9 that the Icahn Group nominees on the whole have no appreciable experience with the industries in which the Company operates (refining and fertilizer). The Company also notes the disclosure on page 18 of the Schedule 14D-9 that five of the nine Icahn Group nominees are current employees of the Icahn Group, another nominee is a former employee of the Icahn Group and two of the three remaining nominees worked for Icahn-controlled companies for many years. Mr. Icahn’s very significant relationships with virtually all of his nominees are further described in numerous filings by Mr. Icahn. The Company’s disclosure merely highlights these relationships with Mr. Icahn, the Company’s largest stockholder and the Offeror, and the relative lack of experience of Mr. Icahn’s nominees in the petroleum or fertilizer industries.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 27, 2012

The Company is firmly of the view that this disclosure, along with other information contained in the Company’s filings (as well as those of Mr. Icahn) and information that is generally publicly available, supports the Board’s belief that, compared to the Board, the Icahn Group’s nominees do not have sufficient industry experience either to operate the Company or to guide the Company through a sale process, and are very likely to be influenced by the business goals of Mr. Icahn (as such goals are stated in Mr. Icahn’s filings) rather than independently review all alternatives available to the Company and act in the best interests of all stockholders. The Company is of a view that these factors support the Board’s belief that the Company’s board and management “are far more capable of guiding the Company through a sale process than the Icahn Group’s nominees…”.

4.	Staff’s Comment: We reissue comment 3 from our March 13, 2012 in which we sought support for the referenced disclosure, not simply your acknowledgment of the comment.

Response: The Company respectfully acknowledges the Staff’s comment, but notes that its disclosure did not state that the Icahn Group’s nominees would violate their fiduciary duties. The Company notes again the disclosure on page 18 of the Schedule 14D-9 that five of the nine Icahn Group nominees are current employees of the Icahn Group, another nominee is a former employee of the Icahn Group and two of the three remaining nominees worked for Icahn-controlled companies for many years. The Company also notes the disclosure on page 2 of the Schedule 14D-9 that the Offeror has indicated that, if the Offer is consummated, it expects that the Icahn Group’s slate of directors will commence a process to put the Company up for sale. This statement of intent, made in several of Mr. Icahn’s filings, indicates that his nominees intend to engage in a course of conduct championed by Mr. Icahn, even though none of Mr. Icahn or any of such nominees have access to the level of information or industry experience reasonably necessary to make such a determination. The Company is of a view that all of this disclosure supports a belief that Mr. Icahn’s nominees will follow the instructions of Mr. Icahn rather than independently determining the course of action that is in the best interest of the Company’s stockholders as a whole. The Company is therefore of a view that this disclosure supports its belief that the Icahn Group’s nominees will be dedicated to a course of action favored by one large stockholder (Mr. Icahn and his affiliates) without regard to (and potentially contrary to) the interests of other stockholders.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 27, 2012

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (212) 403-1378 or BMRoth@wlrk.com, or Andrew R. Brownstein at (212) 403-1233 or ARBrownstein@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Cc:	Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.